UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Ad hoc announcement of Deutsche Telekom AG

Deutsche Telekom achieves debt reduction target ahead of schedule

Bonn, November, 13 - Net revenue increased by 5.4 percent year-on-year to EUR 41.3 billion at September 30, 2003;

Net income up by EUR 26.1 billion to EUR 1.6 billion - adjusted for special factors, EUR 0.7 billion;

Group EBITDA increased by 25.6 percent to EUR 14.3 billion; adjusted EBITDA improved by 15.3 percent to EUR 13.8 billion;

6+6 program successfully completed ahead of schedule:

Net debt reduced by EUR 15.1 billion year-on-year to EUR 49.2 billion at September 30, 2003;

Free cash flow before dividend payment considerably increased to EUR 7.4 billion in the first nine months.

Overview of selected key figures (first nine months of 2003)

millions of €	Q1-Q3 2003	Q1-Q3 2002	Change %	FY 2002
Total revenue	41,288	39,177	5.4	53,689
Net income/(loss)	1,617	(24,510)	n.a.	(24,587)
EBITDA	14,297	11,382	25.6	16,116
EBITDA adjusted for special factors	13,785	11,960	15.3	16,314
Free cash flow before dividend	7,393	4,664	58.5	4,838
Investments in property, plant and equipment, and intangible assets	(3,536)	(5,343)	33.8	(7,928)
Net debt	49,156	64,311	(23.6)	61,106
Third Quarter 2003
millions of €	Q3 2003	Q3 2002	Change %
Total revenue	14,077	13,423	4.9
Net income/(loss)	508	(20,619)	n.a.
EBITDA	4,683	3,823	22.5
EBITDA adjusted for special factors	4,711	4,203	12.1
Selected key figures for the divisions
millions of €	Q1-Q3 2003	Q1-Q3 2002	Change %	FY 2002
T-Com
Total revenue	21,747	22,532	(3.5)	30,559
EBITDA	7,684	7,624	0.8	10,051
Adjusted EBITDA	7,777	7,624	2.0	10,268
T-Mobile
Total revenue	16,787	14,245	17.8	19,735
EBITDA	5,350	3,850	39.0	5,038
Adjusted EBITDA	5,005	3,850	30.0	5,038
T-Systems
Total revenue	7,744	7,667	1.0	10,489
EBITDA	1,076	453	137.5	753
Adjusted EBITDA	1,016	833	22.0	1,151

T-Online
Total revenue	1,347	1,121	20.2	1,584
EBITDA	260	50	n.a.	103
Adjusted EBITDA	235	23	n.a.	76
Group Headquarters & Shared Services
Total revenue	3,220	3,173	1.5	4,411
EBITDA	215	(381)	n.a.	447
Adjusted EBITDA	(5)	(183)	97.3	30

Deutsche Telekom increased its revenue in the first nine months of 2003 by 5.4 percent year-on-year to EUR 41.3 billion. Net income improved by EUR 26.1 billion to EUR 1.6 billion. This increase is mainly attributable to the positive development in results from ordinary business activities and the non-recurrence of the negative special factors implemented as a result of the strategic review last year, and improved Group EBITDA. Excluding special factors, the Group recorded net income of EUR 0.7 billion year-on-year with a net loss of EUR 4.2 billion. The double-digit improvement in Group EBITDA recorded earlier this year continued almost to the same extent in the third quarter of 2003, which led to an increase of EUR 2.9 billion in EBITDA for the first nine months to EUR 14.3 billion. Net debt decreased by a total of EUR 15.1 billion since the end of the third quarter of 2002 to EUR 49.2 billion at September 30, 2003. A reduction of almost EUR 12 billion has been achieved since the end of 2002. Deutsche Telekom's debt reduction target for the full 2003 financial year has thus been achieved ahead of schedule. The 6+6 program has therefore been completed. Free cash flow before dividend payments amounted to EUR 7.4 billion in the first nine months of 2003, approximately EUR 2.7 billion higher than in the same period last year. This increase of approximately 60 percent is mainly attributable to the increase in cash generated from operations and the reduction of approximately EUR 1.8 billion in investments in property, plant and equipment and intangible assets. With free cash flow before dividend payments totaling EUR 7.6 billion since September 30, 2002, the target set in November of last year (EUR 5.5 billion - EUR 6.0 billion) has been exceeded by far.

Deutsche Telekom now aims to generate adjusted EBITDA of approximately EUR 18.2 billion in 2003, as opposed to the previous guidance of EUR 16.7 to 17.7 billion. Adjusted EBITDA in the 2002 financial year amounted to EUR 16.3 billion. Total investments for the full 2003 year will not exceed EUR 7 billion. Deutsche Telekom expects to generate adjusted EBITDA of at least EUR 19.2 billion in the 2004 financial year. The 2004 guidance for the free cash flow is EUR 6 billion at least. Furthermore, Deutsche Telekom intends to increase its investments by approximately EUR 1.5 billion over the 2003 level.

End of part 1 of ad hoc announcement of Deutsche Telekom, part 2 follows

Part 2 and the end of the ad hoc announcement of Deutsche Telekom

Of the divisions, T-Com was once again the largest revenue driver and contributor to results in the Group in the third quarter. Nevertheless, the development of T-Com's revenue was influenced by regulatory, competitive and general economic factors and - adjusted to exclude the revenue contribution of the cable companies in prior-year figures - was 1.8 percent lower than in the same period last year. Cumulative adjusted EBITDA increased by around 1 percent year-on-year to approximately EUR 7.7 billion as a result of cost savings and efficiency improvements.

Revenue in the mobile communications division increased by approximately 18 percent to almost EUR 16.8 billion in the first three quarters of 2003, compared with EUR 14.2 billion in the same period last year. This development reflects the positive effect of the continued growth in the number of customers and improvements in average revenue per user in several foreign companies, as well as the first-time consolidation of T-Mobile Netherlands since the fourth quarter of 2002. Excluding T-Mobile Netherlands, total revenue increased year-on-year by more than 13 percent in the first three quarters of 2003. With a jump of 35.4 percent year-on-year to EUR 1.748 billion, T-Mobile had another record quarter with its adjusted EBITDA. T-Mobile Deutschland remained the main contributor to EBITDA with a year-on-year increase of 11.5 percent to EUR 953 million in the third quarter of 2003. Adjusted EBITDA increased from EUR 3.85 billion to approximately EUR 5 billion year-on-year in the first nine months.

Despite the difficult market environment, T-Systems succeeded in increasing its total revenue by around 1 percent year-on-year to more than EUR 7.7 billion in the first nine months of 2003. The sustained increase of 22 percent in adjusted EBITDA to approximately EUR 1 billion was a result mainly of the continued improvement in cost structures.

In the third quarter, the T-Online division again reported clear growth in total revenue. Revenues in the first nine months increased by more than 20 percent year-on-year to over EUR 1.3 billion. EBITDA (in accordance with German GAAP) increased year-on-year by 140 percent in the third quarter of 2003 to approximately EUR 84 million. EBITDA in the first nine months increased to EUR 260 million compared with EUR 50 million in the same period last year.

In the first nine months of 2003, Group Headquarters & Shared Services generated total revenue of EUR 3.2 billion, representing a slight increase of 1.5 percent year-on-year, primarily as a result of organizational changes in previous periods. Compared with the same period last year, EBITDA in the first nine months of 2003 was boosted in particular by special factors, such as income from the sale of shareholdings, transfer payments to Vivento, and the non-recurrence of the book losses on the sale of France Telecom shares.

This press release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Form 20-F/A submitted to the U.S. Securities and Exchange Commission on June 27, 2003. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

In addition to the figures shown in accordance with German GAAP, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under "Reconciliation to pro forma figures" in the Group Report on the third quarter of 2003 and Deutsche Telekom's Investor Relations website at http://www.telekom.de.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: November 13, 2003